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MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three months ended March 31, 2024.
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 and 2023, and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" section at the end of this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. All dollar figures are in U.S. dollars and tabular dollar amounts are in millions, unless otherwise noted. Figures in some tables may not add due to rounding. This MD&A has been prepared as at April 30, 2024. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.
OUR BUSINESS
New Gold Inc. is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Ontario, Canada (“Rainy River”), and the New Afton Mine in British Columbia, Canada (“New Afton”). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.
ENDNOTES
Note references throughout this MD&A are to endnotes which can be found starting on page 40.
USE OF NON-GAAP FINANCIAL PERFORMANCE METRICS
In this MD&A, we use the following non-GAAP financial performance measures: “Cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow". For a detailed description of each non-GAAP financial performance measure used in this MD&A and a detailed reconciliation to the most directly comparable measures under IFRS, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A starting on page 27. The non-GAAP financial performance measures in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS as issued by the IASB. These measures may therefore not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended March 31
	2024	2023
OPERATING INFORMATION
Gold (ounces):
Produced(2)	70,898	82,477
Sold(2)	70,077	87,206
Copper (millions of pounds):
Produced(2)	13.3	10.3
Sold(2)	12.0	9.5
Revenue(9)
Gold ($/ounce)	2,061	1,864
Copper ($/pound)	3.64	3.79
Average realized price(1)
Gold ($/ounce)	2,090	1,890
Copper ($/pound)	3.86	4.10
Operating expenses ($/oz gold, co-product) (9)	1,106	1,000
Operating expenses ($/lb copper, co-product) (9)	2.44	3.17
Depreciation and depletion ($/oz gold)(9)	897	636
Cash costs per gold ounce sold (by-product basis)(1)	874	922
All-in sustaining costs per gold ounce sold (by-product basis) (1)	1,396	1,357

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FINANCIAL HIGHLIGHTS

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
FINANCIAL INFORMATION
Revenue	192.1	201.6
Revenue less cost of goods sold	22.6	29.3
Net loss	(43.5)	(31.8)
Adjusted net earnings (1)	13.1	18.4
Cash generated from operations	54.7	60.6
Cash generated from operations before changes in non-cash operating working capital(1)	72.5	75.7
Sustaining capital(1)	25.9	26.3
Growth capital(1)	35.1	36.8
Total mining interest capital expenditures	61.1	63.1
Total assets	2,258.1	2,228.8
Cash and cash equivalents	156.7	197.3
Long-term debt	396.2	395.2
Non-current liabilities excluding long-term debt	913.6	798.3
SHARE DATA
Loss per share
Basic ($)	(0.06)	(0.05)
Diluted ($)	(0.06)	(0.05)
Adjusted net earnings (loss) per basic share ($)(1)	0.02	0.03
Share price as at March 31 (TSX - Canadian dollars)	2.28	1.47
Weighted average outstanding shares (basic and diluted) (millions)	687.6	682.7

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SUSTAINABILITY AND ESG

The Company is committed to responsible mining through implementation of sound environmental, social and governance ("ESG") practices. The Company continues to work on its three sustainability anchors: Environment, Indigenous Rights and Community Engagement. The Company is also continuing to implement and report on the Mining Association of Canada’s Towards Sustainable Mining ("TSM") framework at all of its operating mines. New Gold continues to prioritize the health, safety and well-being of its people through the “Courage to Care” initiative.

Health and Safety
Total recordable injury frequency rate11 was 0.92 for the first quarter of 2024. New Afton and Rainy River experienced no lost time injuries during the quarter. New Afton achieved the milestone of exceeding 1 million hours since its last lost time injury. Rainy River achieved the milestone of exceeding 3 million hours without a lost time injury.

Environment
Water Management
New Gold is building upon the success of it's 2023 water management activities and has established plans for spring snowmelt. The clean water diversions at Rainy River are operational and work commenced in the first quarter to prepare the water treatment processes for the 2024 operational season. New Afton continued to advance the C-Zone stabilization program through the preparation of the evaporators ahead of the active evaporator season.
Climate Action
New Gold is currently undertaking a climate action gap assessment to identify areas of improvements against best practices and to continue to work towards meeting its goal of 30% reduction in absolute greenhouse gas emissions by 2030 (from a 2020 baseline).

Tailings Management
New Afton and Rainy River completed their annual reporting filings for their tailings facilities. Rainy River has completed planning activities for the annual tailings management area ("TMA") dam raise.

Social
Indigenous & Community Relations
The Company recognizes the importance of and values its relationships with local and Indigenous communities. The New Afton Mine and the Rainy River Mine community teams regularly engage with interested stakeholders with the aim to build trust, provide employment and contracting opportunities, and identify areas for supporting local communities.

New Afton, Rainy River and the corporate office continue to provide community investment support through its community investment program, focusing on supporting initiatives and projects that have a meaningful and long-lasting positive impact within the community.

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Governance
ESG Disclosure
Preparation of New Gold’s 2023 ESG report and Taskforce on Climate-related Financial Disclosure ("TCFD") report are underway and will be published in the second quarter of 2024. Reporting intends to continue to align with the Global Reporting Initiative and the Sustainability Accounting Standards Board disclosure frameworks. The ESG report will highlight key ESG initiatives and metrics from 2023, reporting on safety, environmental, economic and social topics important to the communities where New Gold operates, its employees and other stakeholders.

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CORPORATE DEVELOPMENTS
Three-Year Operational Outlook
The Company provided three-year production and operating guidance in February 2024, which outlined higher production at significantly lower costs over the next three years. For a summary of the key assumptions and related risks associated with the 2024 guidance and three-year production, cost, capital, and exploration outlook, please refer to the press release dated February 8, 2024, "New Gold outlines significant free cash flow generation profile supported by improving production and decreasing costs over the next three years".
Board of Directors Appointment
On March 25, 2024, the Company appointed Richard O'Brien to its Board of Directors effective immediately. Richard O'Brien will stand for election by shareholders at New Gold's Annual General Meeting ("AGM") on May 14, 2024. Ian Pearce has informed the Board he will retire from the Board on August 1, 2024. Following the AGM, it is expected that the Board will appoint Richard O’Brien as Chair upon Ian Pearce’s retirement from the Board. Ian Pearce will assist Richard O'Brien with the transition into the role over the coming months.
OUTLOOK 2024
New Gold is pleased to reaffirm its 2024 guidance as outlined below.

Operational Estimates	Rainy River	New Afton	Consolidated Guidance
Gold production (ounces)(a)	250,000 - 280,000	60,000 - 70,000	310,000 - 350,000
Copper production (Mlbs)		50 - 60	50 - 60
Operating expenses ($/oz gold, co-product)[9]	$1,025 - $1,125	$720 - $820	$965 - $1,065
Operating expenses ($/lb copper, co-product)[9]		$1.90 - $2.40	$1.90 - $2.40
Cash costs per gold ounce sold (by-product basis)[1]	$980 - $1,080	($300) - ($200)	$725 - $825
All-in sustaining costs per gold ounce sold (by-product basis)[1]	$1,425 - $1,525	$25 - $125	$1,240 - $1,340
(a)Exclusive of any material from ore purchase agreements.[10]

Capital Investment Estimates	Rainy River	New Afton	Consolidated Guidance
Total capital ($M)	$145 - $165	$145 - $165	$290 - $330
Sustaining Capital ($M)[1]	$100 - $110	$15 - $20	$115 - $130
Growth Capital ($M)[1]	$45 - $55	$130 - $145	$175 - $200
First quarter consolidated production of 70,898 ounces of gold and 13.3 million pounds of copper at all-in sustaining costs1 of $1,396 per gold ounce sold (by-product basis) in line with the planned production profile for 2024.
New Afton had a strong first quarter, producing 18,179 ounces of gold and 13.3 million pounds of copper at all-in sustaining costs1 of $241 per gold ounce sold (by-product basis). First quarter gold and copper production were in-line with plan. The B3 cave continues to perform according to plan, and C-Zone ore
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production is ramping up concurrent with construction of the cave footprint. Commercial production from C-Zone remains on-track for the second half of the year. The Company expects to commission the C-Zone gyratory crusher and conveyor system in time with achieving commercial production.
Rainy River’s first quarter delivered to plan, producing 52,719 ounces of gold at all-in sustaining costs1 of $1,638 per gold ounce sold (by-product basis). The transition from Phase 3 to Phase 4 pushback is complete, and waste stripping activities of the upper benches of Phase 4 advanced according to plan in the first quarter, positioning the pit to release additional higher grade ore in the second half of the year. The second half of 2024 is expected to represent approximately 60% of annual production. Underground Main Zone remains on-track for first ore in the fourth quarter of 2024.
Details of the Company’s 2024 guidance are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newgold.com/news-events/news.
KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are the market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three months ended March 31, 2024 relative to the prior-year period, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended March 31, 2024, New Gold's gold revenue per ounce9 and average realized gold price per ounce1 were $2,061 and $2,090, respectively (March 31, 2023 - $1,864 and $1,890 respectively). This compared to the London Bullion Market Association ("LBMA") p.m. average gold price of $2,070 per ounce (March 31, 2023 - $1,890).
Copper Prices
For the three months ended March 31, 2024, New Gold’s copper revenue per pound9 and average realized copper price per pound1 were $3.64 and $3.86, respectively (March 31, 2023 - $3.79 and $4.10 respectively). This compared to the average London Metals Exchange ("LME") copper price of $3.83 per pound (March 31, 2023 - $4.05).

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Foreign Exchange Rates
While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs. This risk is partially mitigated by the foreign exchange forward contracts the Company entered into throughout 2024.

The spot Canadian dollar weakened against the U.S. dollar during the first quarter of 2024. The average Canadian dollar foreign exchange rate remained relatively consistent against the U.S. dollar during the first quarter of 2024 compared to the average rate in the prior year period. The weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
In the first quarter of 2024, the Company entered into foreign exchange forward contracts in order to hedge the Company's spending in Canadian dollars. The Company hedged C$41 million dollars per month at an average Canadian dollar to US dollar foreign exchange rate of 1.35 for the period of April 2024 to June 2024 and C$15 million dollar per month at an average Canadian dollar to US dollar foreign exchange rate of 1.35 for the period of July 2024 to September 2024.
For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections for Rainy River and New Afton under the heading “Review of Operating Mines”.
Economic Outlook
The LBMA p.m. gold price increased by 7% during the first quarter of 2024, finishing the quarter at $2,214 per ounce. Gold prices continued to reach record high prices over the quarter as expectations for multiple US Federal Reserve interest rate cuts in 2024 were reinforced. Looking forward, continued geopolitical risk, and expectations for looser monetary policy, may provide further support for gold prices.
Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and other macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for gold and precious metals, and believes the prospects for the business are favourable.
The LME cash copper price increased by 3% during the first quarter of 2024, finishing the quarter at $3.96 per pound. Copper prices rose during the quarter as a more optimistic view of the global economy emerged following the US Federal Reserve's reaffirmed commitment to looser monetary policy in 2024. Over the longer-term, continued growth in the global economy could increase demand for copper and provide support for copper prices.

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FINANCIAL RESULTS
Summary of Financial Results

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
FINANCIAL RESULTS
Revenue	192.1	201.6
Operating expenses	106.8	117.2
Depreciation and depletion	62.7	55.1
Revenue less cost of goods sold	22.6	29.3
Corporate administration	5.8	5.6
Share-based payment expenses	0.8	0.4
Exploration and business development	0.9	2.3
Income from operations	15.1	21.0
Finance income	2.1	1.8
Finance costs	(2.6)	(4.3)
Other gains and losses
Gain on foreign exchange	4.0	0.6
Loss on disposal of assets	(0.6)	(0.6)
Gain (loss) on revaluation of investments	0.5	(1.2)
Unrealized loss on revaluation of non-current derivative financial liabilities	(57.9)	(47.5)
Loss on foreign exchange derivative	(2.6)	(0.5)
Gain (loss) on fuel hedge swap contracts	1.1	(0.7)
Revaluation of Cerro San Pedro's reclamation and closure cost obligation	—	(0.1)
Other	0.4	—
Loss before taxes	(40.5)	(31.5)
Income tax expense	(3.0)	(0.3)
Net loss	(43.5)	(31.8)
Adjusted net earnings(1)	13.1	18.4

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Revenue
For the three months ended March 31, 2024, the decrease in revenue relative to the prior-year period was primarily due to lower gold sales volumes partially offset by higher metal prices and higher copper sales. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
Operating expenses
For the three months ended March 31, 2024, operating expenses decreased over the prior-year period due to lower production and sales, and an inventory write-up of $7.7 million at Rainy River. For further information, please refer to the "Review of Operating Mines" section of this MD&A.
Depreciation and depletion
For the three months ended March 31, 2024, depreciation and depletion increased due to a higher depreciable cost basis when compared to the prior-year period, partially off-set by an inventory write-up at Rainy River.
Revenue less cost of goods sold
For the three months ended March 31, 2024, revenue less costs of goods sold decreased when compared to the prior-year period due to a decrease in revenues partially offset by a decrease in operating expenses.
Corporate administration
For the three months ended March 31, 2024, corporate administration was in-line compared to the prior-year period.
Share-based payment expenses
For the three months ended March 31, 2024, share-based payment expenses increased when compared with the prior-year period due to an increase in share price.
Exploration and business development
For the three months ended March 31, 2024, exploration and business development expenses decreased when compared to the prior-year period due to British Columbia mining exploration tax credits of $3.2 million on prior year exploration activity, received and recognized in the first quarter of 2024; offsetting exploration expenses incurred.

Finance income
For the three months ended March 31, 2024, finance income increased due to an increase in interest rates when compared to the prior-year period.
Finance costs
For the three months ended March 31, 2024, finance costs decreased as capitalized interest on qualifying capital expenditures at New Afton increased.
Other gains and losses
Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar when compared to the U.S. dollar in the current period.
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Rainy River gold stream obligation
For the three months ended March 31, 2024, the Company recorded an unrealized net loss on the revaluation of the gold stream obligation derivative instrument of $12.5 million. The loss was primarily driven by higher metal prices.

New Afton free cash flow interest obligation
For the three months ended March 31, 2024, the Company recorded an unrealized loss on the revaluation of the New Afton free cash flow interest obligation of $45.4 million. The loss was primarily driven by higher metal prices.

Foreign exchange derivatives
For the three months ended March 31, 2024, the Company recorded a net loss on foreign exchange derivatives associated with the Company's foreign exchange contracts.

Fuel hedge swap contracts
For the three months ended March 31, 2024, the Company recorded a gain associated with the Company's fuel hedge swap contracts.

The Other Gains and Losses listed above are added back for the purposes of calculating adjusted net earnings (loss)1. Adjusted net earnings1 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A for more details about adjusted net earnings.
Income tax
The income tax expense and prior-year income tax expense relates primarily to current and deferred mineral taxes. Income tax expense for the three months ended March 31, 2024 increased compared to the prior-year period primarily due to higher British Columbia mining tax.
On an adjusted net earnings1 basis, the adjusted tax expense1 for the three months ended March 31, 2024, was $1.5 million, compared to an adjusted tax expense of $0.1 million in the prior-year period. The adjusted tax expense1 excludes the tax impact of other gains and losses on the unaudited condensed interim consolidated income statement. Adjusted tax expense1 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A for more details about adjusted net earnings.
Net Loss
For the three months ended March 31, 2024, there was an increase in net loss compared to the prior-year period primarily due to a decrease in revenues resulting from lower gold sales and higher unrealized losses on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow interest obligation. The net loss was partially offset by lower operating costs and lower exploration and development expenses.

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Adjusted net earnings (loss)1
Net earnings (loss) have been adjusted for Other Gains and Losses on the unaudited condensed consolidated income statement. Key elements in Other Gains and Losses are the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The adjusted entries are also impacted by tax expenses to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A for more details.
For the three months ended March 31, 2024, adjusted net earnings1 decreased over the prior-year period due to lower revenues, higher depreciation and depletion expenses, and higher adjusted income tax expense, partially off-set by lower operating expenses and lower exploration expenses.
For further information on the Company’s liquidity and cash flow position, please refer to “Liquidity and Cash Flow” under the "Financial Condition Review" section of this MD&A.

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Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
OPERATING INFORMATION
Gold production from operations (ounces)(3)	70,898	79,187	82,986	76,527	82,477	80,694	70,147	52,431
Gold sales from operations (ounces)(3)	70,077	77,870	79,821	74,219	87,206	78,507	68,816	51,263
Revenue	192.1	199.2	201.3	184.4	201.6	162.8	151.2	115.7
Net loss	(43.5)	(27.4)	(2.7)	(2.6)	(31.8)	(16.9)	(4.2)	(37.9)
Per share:
Basic ($)	(0.06)	(0.04)	(0.00)	(0.00)	(0.05)	(0.02)	(0.01)	(0.06)
Diluted ($)	(0.06)	(0.04)	(0.00)	(0.00)	(0.05)	(0.02)	(0.01)	(0.06)

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REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located in Northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people.
A summary of Rainy River’s operating results is provided below.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
OPERATING INFORMATION
Open Pit
Ore mined (thousands of tonnes)	1,499	3,274
Operating waste mined (thousands of tonnes)	4,685	5,432
Capitalized waste mined (thousands of tonnes)	2,150	1,994
Waste mined (thousands of tonnes)	6,835	7,389
Ratio of waste-to-ore	4.56	2.26
Underground
Ore Mined (thousands of tonnes)	80	69
Lateral Development (meters)	950	876
Ore processed (thousands of tonnes)	2,277	2,016
Average gold grade (grams/tonne)	0.83	1.12
Gold recovery rate (%)	91	91
Gold (ounces):
Produced (2)	52,719	66,201
Sold (2)	53,097	71,891
Gold Revenue ($/ounce)	2,085	1,882
Average gold realized price ($/ounce) (1)	2,085	1,882
Open pit net mining cost per operating tonne mined (1)	4.64	3.62
Processing cost per tonne processed (1)	10.52	13.91
G&A cost per tonne processed (1)	4.56	4.37
Operating expenses ($/oz gold)(9)	1,223	1,035
Depreciation and depletion ($/oz gold) (9)	792	553
Cash costs per gold ounce sold (by-product basis)(1)	1,165	998
All-in sustaining costs per gold ounce sold (by-product basis)(1)	1,638	1,375
FINANCIAL INFORMATION
Revenue	113.7	138.0
Revenue less cost of goods sold	6.7	24.0
Capital expenditures (sustaining capital) (1)(6)	22.2	22.3
Capital expenditures (growth capital)(1)(7)	7.4	5.7
Total mining interest capital expenditures	29.6	28.0
Cash generated from operations	35.2	52.7
Free cash flow (1)	(2.5)	14.7

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Operating results
Production
Gold production2 for the three months ended March 31, 2024 was 52,719 ounces, a decrease over the prior-year period as planned primarily due to lower gold grade, partially offset by higher tonnes processed. Production is expected to strengthen in the second half of the year and represent approximately 60% of annual production, as lower grade ore is processed and waste stripping activities continue in the first half of the year, allowing access to higher grade ore from the Phase 4 open pit in the second half of the year.
Revenue
For the three months ended March 31, 2024, revenue decreased when compared to the prior-year period due to lower gold sales volumes partially offset by higher average realized gold prices.

Revenue less cost of goods sold
For the three months ended March 31, 2024, revenue less cost of goods sold decreased when compared to the prior-year period, primarily driven by lower revenues.

Operating expenses, depreciation and depletion, all-in sustaining costs, capital expenditures and free cash flow
Operating expenses9 per gold ounce sold increased over the prior-year period due to lower gold grade and lower sales volumes, partially offset by an increase in the net realizable value of the low grade stockpile with an impact of approximately $150 per gold ounce sold in the first quarter.

Open pit net mining costs per operating tonne mined1 for the three months ended March 31, 2024, increased over the prior-year period due to a decrease in tonnes mined.

Processing costs per tonne processed1 for the three months ended March 31, 2024, decreased over the prior-year period due to a higher tonnes processed and decrease in mill maintenance compared to the prior year.
Depreciation and depletion per gold ounce sold9 for the three months ended March 31, 2024 was $792, which increased compared to the prior-year period due to lower sales volume, partially off-set by an inventory write-up at Rainy River.
All-in sustaining costs1 per gold ounce increased over the prior-year period due to higher operating expenses and lower sales volumes. All-in sustaining costs are expected to decrease throughout 2024 as the processing of lower grades in the first half of the year due to increased stripping activities are completed, and higher grade ore is accessed in the second half of the year.
Total capital increased over the prior-year period due to higher growth capital spend. Sustaining capital1 is primarily related to capitalized waste, capital components, and tailings management and construction. Growth capital1 is related to the underground development as the underground Main Zone continues to advance.
Cash generated from operations for the three months ended March 31, 2024, decreased when compared to the prior-year period primarily due to a decrease in revenues.
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Free cash flow1 for the three months ended March 31, 2024 was a net outflow of $2.5 million (net of $7.2 million stream payments), primarily due to a decrease in revenues, but in-line with the planned open pit sequence for the first half of the year as outlined in the Company's guidance.
Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2024, the value of the U.S. dollar averaged $1.35 against the Canadian dollar, remaining relatively consistent when compared to the prior-year period.
Project Update
At Rainy River, underground Main Zone remains on-track for first ore in the fourth quarter of 2024. The priority for 2024 is to establish the primary ventilation circuit and access multiple mining zones, facilitating a ramp-up in underground production to approximately 5,500 tonnes per day by 2027. With an average gold grade approximately three times higher than the open pit, Rainy River gold production is expected to increase significantly with increasing underground mill feed over the next three years. During the quarter, Rainy River achieved a record quarterly development advance rate of 950 metres. With the opening of additional headings and delivery of additional underground mining equipment, development rates are expected to increase throughout the year. Additionally, raiseboring of a 5 metre diameter, 420 metre long fresh air raise is on track to commence in the second quarter.
Exploration Activities
At Rainy River, exploration drilling from both surface and underground is progressing as scheduled, testing the down-plunge extension of ODM Main and 17 East Zones at depth, and exploring the Gap zone located between the Intrepid and Main Zones. In addition, the Company has identified two new underground exploration targets located close to existing infrastructure which would likely require minimal capital investment to bring into production. These include the114-Deep target located below ODM West, and the Intrepid Strike-Extension target located between the 300 and 600 Levels. To test these opportunities, the Company will allocate an additional $4 million in 2024. Rainy River's priority remains to sustain mill throughput beyond 2029, and as such, infill drilling of near-surface targets with potential for open pit extraction, including NW-Trend and ODM East, is scheduled to commence in the second quarter.
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New Afton Mine, British Columbia, Canada
The New Afton mine is located in South-Central British Columbia near Kamloops, a city of approximately 90,000 people.
A summary of New Afton's operating results is provided below.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
OPERATING INFORMATION
Ore mined (thousands of tonnes)	970	693
Operating waste mined (thousands of tonnes)	—	—
Capitalized waste mined (thousands of tonnes)	7	133
Waste mined (thousands of tonnes)	7	133
Ore processed (thousands of tonnes)	924	721
Average grade:
Gold (grams/tonne)	0.68	0.78
Copper (%)	0.72	0.70
Recovery rate (%):
Gold	88	89
Copper	90	91
Gold (ounces):
Produced - New Afton Mine (2)	17,858	13,731
Produced - Ore Purchase Agreements (2)(10)	321	2,545
Produced - Total (2)	18,179	16,276
Sold (2)	16,980	15,316
Copper (millions of pounds):
Produced (2)	13.3	10.3
Sold (2)	12.0	9.5
Revenue
Gold ($/ounce)	1,988	1,782
Copper ($/pound)	3.64	3.79
Average realized price (1):
Gold ($/ounce)	2,108	1,928
Copper ($/pound)	3.86	4.10
Underground net mining cost per operating tonne mined(1)	22.08	27.23
Processing cost per tonne processed(1)	16.96	19.53
G&A cost per tonne processed (1)	5.77	6.49
Operating expenses ($/oz gold, co-product) (9)	740	839
Operating expenses ($/lb copper, co-product) (9)	2.44	3.17
Depreciation and depletion ($/oz gold) (9)	1,216	1,013
Cash costs per gold ounce sold (by-product basis)(1)	(34)	568
Cash costs per gold ounce sold (co-product)(9)	811	930
Cash costs per copper pound sold (co-product) (9)	2.67	3.52
All-in sustaining costs per gold ounce sold(by-product basis)(1)	241	872
All-in sustaining costs per gold ounce sold (co-product) (1)	894	1,021
All-in sustaining costs per copper pound sold (co-product) (1)	2.94	3.86

FINANCIAL INFORMATION:
Revenue	78.4	63.6
Revenue less cost of goods sold	15.9	5.3
Capital expenditures (sustaining capital) (1)(6)	3.7	4.0
Capital expenditures (growth capital) (1)(7)	27.7	31.1
Total mining interest capital expenditures	31.4	35.0
Cash generated from operations	28.2	16.0
Free cash flow (1)	(3.6)	(19.0)
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Operating results
Production
Production2 for gold and copper was 18,179 ounces and 13.3 million pounds respectively for the three months ended March 31, 2024 . The increase in gold production over the prior-year period is due to higher tonnes milled, partially offset by lower gold grade. The increase in copper production over the prior-year period is due to higher tonnes milled and higher copper grade.
Revenue
For the three months ended March 31, 2024, revenue increased when compared to the prior-year period due to higher sales volume and higher average realized gold prices.

Revenue less cost of goods sold
For the three months ended March 31, 2024, revenue less cost of goods sold increased when compared to the prior-year period, primarily due to higher revenues.
Operating expenses, depreciation and depletion, cash costs, all-in sustaining costs, capital expenditures and free cash flow.
Operating expense per gold ounce sold and copper pound sold9 for the three months ended March 31, 2024 decreased over the prior-year period primarily due to higher gold and copper sales volumes.
Underground net mining costs per operating tonne mined1 for the three months ended March 31, 2024, decreased over the prior-year period due to an increase in tonnes mined.
Processing costs per tonne processed1 for the three months ended March 31, 2024, decreased over the prior-year period due to higher tonnes processed.

Depreciation and depletion was $1,216 per gold ounce sold9 for the three months ended March 31, 2024, an increase over the prior-year period due to a higher depreciable asset base.

All-in sustaining costs1 per gold ounce for the three months ended March 31, 2024 decreased over the prior-year period due to the benefit of higher by-product revenues and gold sales volumes.

Total capital expenditures for the three months ended March 31, 2024 decreased over the prior-year period, primarily due to lower growth capital1 spend. Sustaining capital1 primarily related to tailings management and stabilization activities. Growth capital primarily related to the C-Zone underground development.

Cash generated from operations for the three months ended March 31, 2024 increased when compared to the prior-year period primarily due to an increase in revenues.

Free cash flow1 for the three months ended March 31, 2024 was a net outflow of $3.6 million, an improvement over the prior-year period primarily due to higher revenue and lower growth capital spend.

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Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2024, the value of the U.S. dollar averaged $1.35 against the Canadian dollar, remaining relatively consistent when compared to the prior-year period.
Project Update
At New Afton, the Company expects to commission the C-Zone gyratory crusher and conveyor system on time with the cave achieving hydraulic radius in the second half of 2024. These two milestones are expected to facilitate a return to previously achieved processing rates of more than 14,500 tonnes per day while significantly reducing unit operating costs per tonne. C-Zone development and cave construction is on track to achieve the required 18 draw bells for hydraulic radius in the second half of 2024. Significant progress was made in construction of the new C-Zone gyratory crusher in the first quarter, and concrete work is on track for completion in the second quarter. With the expected commissioning of the gyratory crusher and conveyor system in the second half of 2024, C-Zone will be set up for high-capacity, low-cost, low-emission materials handling for the life-of-mine.
Exploration Activities
At New Afton, the Company continues to focus exploration on near-mine zones located above the C-Zone extraction level, prioritizing opportunities with the potential to extend mine life with minimal capital investment. An exploration drift is currently being developed from the base of the Lift 1 cave to provide ideal drill platforms for the K-Zone and AI-Southeast targets. The exploration drift is advancing as planned, with drilling expected to commence in May. Exploration drilling to extend the D-Zone resource envelope is ongoing and is expected to be completed in the second quarter.

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FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at March 31	As at December 31
(in millions of U.S. dollars)	2024	2023
BALANCE SHEET INFORMATION
Cash and cash equivalents	156.7	185.5
Other current assets	162.9	166.3
Non-current assets	1,938.5	1,934.2
Total assets	2,258.1	2,286.0

Current liabilities	211.9	229.0
Non-current liabilities excluding long-term debt	913.6	871.8
Long-term debt	396.2	396.0
Total liabilities	1,521.7	1,496.8
Total equity	736.4	789.2
Total liabilities and equity	2,258.1	2,286.0

Assets
Cash and cash equivalents
Cash and cash equivalents decreased relative to December 31, 2023 primarily due to capital development expenditures at New Afton and Rainy River.
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments, prepaid expenses, and derivative assets. Other current assets decreased relative to December 31, 2023 driven by a decrease in trade receivables, the mark-to-market of the foreign exchange forward contracts, and amortization of prepaid assets.
Non-current assets
Non-current assets primarily consist of mining interests, which include the Company’s mining properties, development projects and property, plant and equipment, as well as non-current inventories. The increase relative to December 31, 2023 is primarily attributable to the Company's investments in New Afton's C-Zone and a low-grade stockpile net realizable value inventory adjustment at Rainy River.
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities decreased due to a decrease in trade payables, partially offset by an increase in the current portion of the New Afton free cash flow interest obligation.
Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consists primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.
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The Company's non-current derivative obligations include the Rainy River gold stream obligation and the New Afton free cash flow interest obligation. The Rainy River gold stream obligation has increased from the prior-year period primarily driven by higher metal prices and partially offset by settlements. The Company's New Afton free cash flow interest obligation has increased from the prior-year period due to higher metal prices.
The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River and New Afton. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability decreased during the three months ended March 31, 2024, primarily driven by higher discount rates applied to the liabilities.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes the 2027 Unsecured Notes and the Company's revolving Credit Facility (each as defined below).

Senior Unsecured Notes - due July 15, 2027
As at March 31, 2024, the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.
The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, and certain corporate actions. There are no maintenance covenants.
Credit Facility
The Company holds a revolving credit facility (the "Credit Facility") with a maturity date of December 2026 and a borrowing limit of $400.0 million.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests, all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

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Significant financial covenants are as follows:

		Twelve months ended March 31	Twelve months ended December
Financial Covenant		2024	2023
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0:1.0	7.9 : 1	8.1 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5:1.0	1.5 : 1	1.4 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0:1.0	0.1 : 1	0.1 : 1

Liquidity and Cash Flow
As at March 31, 2024, the Company had cash and cash equivalents of $156.7 million compared to $185.5 million as at December 31, 2023. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. As per the investment policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company's investments in marketable equity securities are exposed to various risk factors including currency risk, market price risk, and liquidity risk.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the unaudited condensed interim consolidated statements of cash flows, are summarized in the following table for the three months ended March 31, 2024 and March 31, 2023:

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
CASH FLOW INFORMATION
Cash generated from operations	54.7	60.6
Cash used by investing activities	(59.0)	(37.9)
Cash used by financing activities	(24.1)	(25.9)
Effect of exchange rate changes on cash and cash equivalents	(0.4)	(0.3)
Change in cash and cash equivalents	(28.8)	(3.5)

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Operating Activities
The cash generated from operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. For the three months ended March 31, 2024, the decrease in cash generated from operations was primarily due to lower revenue.
Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects for the three months ended March 31, 2024.

The following table summarizes the capital expenditures (mining interests per the unaudited condensed interim consolidated statement of cash flows) for the three months ended March 31, 2024:

	Three months ended March 31
(in millions of U.S. dollars)	2024	2023
CAPITAL EXPENDITURES BY SITE
Rainy River	29.6	28.0
New Afton	31.4	35.0
Other(i)	—	0.1
Capital expenditures	61.0	63.1
i.Other includes corporate balances
Financing Activities
For the three months ended March 31, 2024, cash used in financing activities was $24.1 million, a decrease compared to the prior-year period as lease payments decreased.
The Company’s cash and cash equivalents balance as at March 31, 2024 of $156.7 million, together with $372.6 million available for drawdown under the Credit Facility as at March 31, 2024, provided the Company with $529.3 million of liquidity.
The Company continues to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the stability of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its operational plan and will be able to repay future indebtedness from internally generated cash flow. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives.
Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2024, these commitments totaled $130.6 million, which are expected to become due over the next 12 months. This compares to commitments of $96.7 million as at December 31, 2023. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

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Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. As at March 31, 2024, there were no contingent losses recorded.
Related Party Transactions
The Company did not enter into any reportable related party transactions during the three months ended March 31, 2024.
Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the three months ended March 31, 2024.
Outstanding Shares
As at April 30, 2024, there were 690.1 million common shares of the Company issued and outstanding. The Company had 0.9 million stock options, 3.3 million deferred share units, and 6.3 million performance share units outstanding under its share option plan, exercisable for up to an additional 0.9 million common shares, 3.3 million common shares, and up to an additional 6.3 million common shares, respectively.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP financial performance measures in this MD&A. These measures are not defined under IFRS and should not be considered in isolation. The Company has disclosed the following:
▪"Cash costs per gold ounce sold"
▪"Sustaining capital and sustaining leases",
▪"Growth capital"
▪"All-in sustaining costs per gold ounce sold" ("AISC")
▪"Adjusted net earnings(loss)", "adjusted net earnings (loss) per share", "adjusted tax expense (recovery)"
▪"Cash generated from operations, before changes in non-cash operating working capital"
▪"Free cash flow"
▪"Average realized price per gold ounce or copper pound sold"
▪"Open pit net mining cost per operating tonne mined"
▪"Underground net mining costs per operating tonne mined"
▪"Processing costs per tonne processed"
▪"G&A costs per tonne processed"

Cash Costs per Gold Ounce sold
"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.
Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.
The Company produces copper and silver as by-products of its gold production. The calculation of cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of cash costs per gold ounce sold for New Afton is net of by-product copper and silver sales revenue. New Gold
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notes that in connection with New Afton, the by-product revenue is sufficiently large to result in a negative cash cost on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.
To provide additional information to investors, New Gold has also calculated New Afton's cash costs on a co-product basis, which removes the impact of copper sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced by 30% gold, 70% copper, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all cash cost information in this MD&A is net of by-product sales.
Sustaining Capital and Sustaining Lease
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.
Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
All-in Sustaining Costs per Gold Ounce Sold
“All-in sustaining costs per gold ounce sold” ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold"
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based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially benefit the operation are classified as non-sustaining and are excluded.
Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.
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Cash Costs per Gold Ounce Sold and All-in Sustaining Costs per Gold Ounce Sold Reconciliation Tables
The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
CONSOLIDATED CASH COSTS AND AISC RECONCILIATION
Operating expenses	106.8	117.2
Treatment and refining charges on concentrate sales	4.7	5.2
By-product silver revenue	(3.8)	(3.2)
By-product copper revenue	(46.5)	(38.8)
Cash costs net of by-product revenue	61.3	80.4
Gold ounces sold	70,077	87,206
Cash costs per gold ounce sold (by-product basis)(1)	874	922
Sustaining capital expenditures(1)(4)(6)	25.9	26.3
Sustaining exploration - expensed(1)	0.1	0.1
Sustaining leases(1)	1.3	2.4
Corporate G&A including share-based compensation(5)	6.5	5.8
Reclamation expenses	2.7	3.2
Total all-in sustaining costs	97.8	118.3
Gold ounces sold	70,077	87,206
All-in sustaining costs per gold ounce sold (by-product basis)(1)	1,396	1,357

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
RAINY RIVER CASH COSTS AND AISC RECONCILIATION
Operating expenses	64.9	74.4
By-product silver revenue	(3.1)	(2.7)
Cash costs net of by-product revenue	61.8	71.7
Gold ounces sold	53,097	71,891
Cash costs per gold ounce sold (by-product basis)(1)	1,165	998
Sustaining capital expenditures(4)(6)	22.2	22.3
Sustaining leases(1)	0.9	2.3
Reclamation expenses	2.1	2.6
Total all-in sustaining costs	87.0	98.8
Gold ounces sold	53,097	71,891
All-in sustaining costs per gold ounce sold (by-product basis)(1)	1,638	1,375

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	41.9	42.8
Treatment and refining charges on concentrate sales	4.7	5.2
By-product silver revenue	(0.7)	(0.6)
By-product copper revenue	(46.5)	(38.8)
Cash costs net of by-product revenue	(0.6)	8.7
Gold ounces sold	16,980	15,316
Cash costs per gold ounce sold (by-product basis)(1)	(34)	568
Sustaining capital expenditures(4)(6)	3.7	4.0
Sustaining leases(1)	0.3	—
Reclamation expenses	0.7	0.6
Total all-in sustaining costs	4.1	13.4
Gold ounces sold	16,980	15,316
All-in sustaining costs per gold ounce sold (by-product basis)(1)	241	872

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Three months ended March 31, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.6	29.3	41.9
Units of metal sold	16,980	12.0
Operating expenses ($/oz gold or lb copper sold, co-product)(9)	740	2.44
Treatment and refining charges on concentrate sales	1.4	3.3	4.7
By-product silver revenue	(0.2)	(0.5)	(0.7)
Cash costs (co-product)(9)	13.8	32.1	45.9
Cash costs per gold ounce sold or lb copper sold (co-product)(9)	811	2.67
Sustaining capital expenditures(4)(6)	1.1	2.6	3.7
Sustaining leases(1)	0.1	0.2	0.3
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)(9)	15.2	35.4	50.6
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(9)	894	2.94
I Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Three months ended March 31, 2023
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.8	30.0	42.8
Units of metal sold	15,316	9.5
Operating expenses ($/oz gold or lb copper sold, co-product)(9)	839	3.17
Treatment and refining charges on concentrate sales	1.6	3.7	5.2
By-product silver revenue	(0.2)	(0.4)	(0.6)
Cash costs (co-product)(9)	14.2	33.2	47.5
Cash costs per gold ounce sold or lb copper sold (co-product)(9)	930	3.52
Sustaining capital expenditures(4)(6)	1.2	2.8	4.0
Sustaining leases(1)	—	—	—
Reclamation expenses	0.2	0.5	0.6
All-in sustaining costs (co-product)(9)	15.6	36.5	52.1
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(9)	1,021	3.86
I Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

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Sustaining Capital Expenditures Reconciliation Table

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per unaudited condensed interim consolidated statement of cash flows	61.1	63.1
New Afton growth capital expenditures(7)	(27.7)	(31.1)
Rainy River growth capital expenditures(7)	(7.4)	(5.7)
Sustaining capital expenditures(4)(6)	25.9	26.3

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude “other gains and losses” as per Note 3 of the Company’s unaudited condensed interim consolidated financial statements.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited condensed interim consolidated income statements. Key entries in this grouping are: fair value changes for the Rainy River gold stream obligation, fair value changes for the New Afton free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".
The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.
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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Loss before taxes	(40.5)	(31.5)
Other losses(8)	55.1	50.0
Adjusted net earnings before taxes	14.6	18.5
Income tax expense	(3.0)	(0.3)
Income tax adjustments	1.5	0.2
Adjusted income tax expense(1)	(1.5)	(0.1)
Adjusted net earnings	13.1	18.4
Adjusted net earnings per share (basic and diluted) ($/share)	0.02	0.03
Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended March 31
(in millions of U.S. dollars)	2024	2023
CASH RECONCILIATION
Cash generated from operations	54.7	60.6
Change in non-cash operating working capital	17.8	15.1
Cash generated from operations, before changes in non-cash operating working capital	72.5	75.7
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Free Cash Flow
“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, and settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the New Afton free cash flow interest obligation. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended March 31, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	35.2	28.2	(8.7)	54.7
Less Mining interest capital expenditures	(29.6)	(31.5)	—	(61.1)
Less Lease payments	(0.9)	(0.3)	(0.2)	(1.3)
Less Cash settlement of non-current derivative financial liabilities	(7.2)	—	—	(7.2)
Free Cash Flow	(2.5)	(3.6)	(8.9)	(14.9)

Three months ended March 31, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	52.7	16.0	(8.1)	60.6
Less Mining interest capital expenditures	(28.0)	(35.0)	(0.1)	(63.1)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(2.3)	—	(0.1)	(2.4)
Less Cash settlement of non-current derivative financial liabilities	(7.8)	—	—	(7.8)
Free Cash Flow	14.7	(19.0)	(8.4)	(12.7)

Average Realized Price
"Average realized price per gold ounce or per copper pound sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized for gold sales in each reporting period. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.
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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	144.5	162.6
Treatment and refining charges on gold concentrate sales	2.0	2.2
Gross revenue from gold sales	146.5	164.8
Gold ounces sold	70,077	87,207
Total average realized price per gold ounce sold ($/ounce)	2,090	1,890

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	110.7	135.3
Gold ounces sold	53,097	71,891
Rainy River average realized price per gold ounce sold ($/ounce)	2,085	1,882

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	33.8	27.3
Treatment and refining charges on gold concentrate sales	2.0	2.2
Gross revenue from gold sales	35.8	29.5
Gold ounces sold	16,980	15,316
New Afton average realized price per gold ounce sold ($/ounce)	2,108	1,928

Open Pit Net Mining Cost per Operating Tonne Mined, Underground Net Mining Costs per Operating Tonne Mined, Processing Costs per Tonne Processed and G&A Cost per Tonne Processed
“Open pit net mining cost per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial performance measures with no standard meaning under IFRS. "Open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed" and "G&A costs per tonne" are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs, as these costs are not directly related to tonnes mined or milled, and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations, eliminating the impact of varying production levels. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measures on an aggregate and mine-by-mine basis.

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
RAINY RIVER COST PER TONNE
Operating expenses	64.9	74.4
Change in inventory, selling costs and royalties and other	(1.9)	(6.1)
Production costs	63.0	68.4
Open pit mining costs	28.7	31.5
Processing costs	23.9	28.0
Site G&A costs	10.4	8.8
Ore and operating waste tonnes mined (thousands of tonnes)	6,185	8,707
Ore processed (thousands of tonnes)	2,277	2,016
Open pit net mining cost per operating tonne mined ($/tonne)	4.64	3.62
Processing costs per tonne processed ($/tonne)	10.52	13.91
G&A cost per tonne processed ($/tonne)	4.56	4.37

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
NEW AFTON COST PER TONNE
Operating expenses	41.9	42.8
Change in inventory, ore purchase costs, selling costs and royalties and other	0.6	(4.9)
Production costs	42.5	38.0
Mining costs	21.4	18.9
Processing costs	15.8	14.3
Site G&A costs	5.4	4.8
Ore and operating waste tonnes mined (thousands of tonnes)	970	693
Ore processed (thousands of tonnes)	930	733
Underground net mining costs per operating tonne mined ($/tonne)	22.08	27.23
Processing costs per tonne processed ($/tonne)	16.96	19.53
G&A cost per tonne processed ($/tonne)	5.77	6.49
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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. For a comprehensive discussion of these and other risks facing the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023, both of which are filed on SEDAR+ at www.sedarplus.ca. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended March 31, 2024.
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the unaudited condensed interim consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2023.
ACCOUNTING POLICIES
The Company's material accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2023 and have been consistently applied, except as noted in Note 2 of, and in the preparation of, the unaudited condensed interim consolidated financial statements.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2023. Based on that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of,
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the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023 based on the Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2023.
The effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2023.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and its Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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ENDNOTES
1."Cash costs per gold ounce sold", "all-in sustaining costs per gold ounce sold" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”,"cash generated from operations before changes in non-cash operating working capital", "free cash flow" "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", and "G&A costs per tonne processed" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS, as issued by the IASB, and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the “Non-GAAP Financial Performance Measures" section of this MD&A starting on page 27.
2.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
3.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
4.See “Sustaining Capital Expenditures Reconciliation Table” for a reconciliation of sustaining capital expenditures to mining interests per the unaudited condensed interim consolidated statement of cash flows.
5.Includes the sum of corporate administration costs and share-based payment expense per the unaudited condensed interim income statement, net of any non-cash depreciation within those figures.
6.Sustaining capital expenditures are net of proceeds from disposal of assets.
7.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current and prior period relate to underground development.
8.Please refer to Note 3 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of other (losses) and gains.
9.These are supplementary financial measures which are calculated as follows: "Revenue gold ($/ounce)" and "Revenue copper ($/pound)" is total gold revenue divided by total gold ounces sold and total copper revenue divided by copper pounds sold, respectively, "Operating expenses ($/oz gold, co-product)" is total operating expenses apportioned to gold based on a percentage of activity basis divided by total gold ounces sold, "Operating expenses ($/lb copper, co-product)" is total operating expenses apportioned to copper based on a percentage of activity basis divided by total copper pounds sold, "Depreciation and depletion ($/oz gold)" is depreciation and depletion expenses divided by total gold ounce sold.
10. Key performance indicator data for the three months ended March 31, 2024 is exclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented
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approximately 2% of total gold ounces produced using New Afton’s excess mill capacity. All other ounces are mined and produced at New Afton.

11. Total Recordable Injury Frequency Rate (TRIFR) calculated as recorded incidents × 200,000 / total number of hours worked

CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", "Outlook for 2024" and "Key Performance Drivers - Economic Outlook" as well as statements with respect to: the Company’s expectations and guidance with respect to production, operational estimates, capital investment estimates and exploration expense estimates on a mine-by-mine and consolidated basis, and the factors and timing contributing to those expectations; the anticipated appointment of Mr. O’Brien as Chair upon Mr. Pearce’s retirement from the Board and the successful transition thereof; successfully accomplishing commercial production from the C-Zone and commissioning of the underground gyrator crusher and conveyor system in the second half of 2024; successfully accessing and releasing additional higher grade ore from the open pit in the second half of 2024 at Rainy River; expectations regarding strengthened production in the second half of 2024 and the anticipated percentage allocation of production at Rainy River; successfully decreasing all-in sustaining costs throughout 2024 at Rainy River; successfully achieving first ore from the underground Main Zone in the fourth quarter of 2024; the intended allocation of additional funds for
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exploration activities at Rainy River in 2024; successfully ramping up and achieving a steady-state underground production rate of approximately 5,500 tonnes per day by 2027 at Rainy River; successfully significantly increasing Rainy River gold production over the next three years; successfully increasing development rates at Rainy River throughout the year; successfully commencing infill drilling at Rainy River in the second quarter of 2024; successfully completing exploration drilling to extend the D-Zone resource envelope in the second quarter of 2024; successfully completing the Company’s growth projects and achieving significant increase in production in coming years as a result thereof; the potential to successfully extend the New Afton mine life beyond 2030 and the Rainy River mine life beyond 2031 with minimal capital investment; successfully achieving C-Zone hydraulic radius in the second half of 2024; achieving a processing rate of more than 14,500 tonnes per day and significantly reducing unit operating costs per tonne at New Afton; successfully achieving high-capacity, low-cost, low-emission materials handling post fourth quarter 2024 for the remaining C-Zone life-of-mine; successfully completing the exploration drift at New Afton in the second quarter, with drilling commencing as expected in May, and the accelerated exploration efforts expected as a result thereof; successfully accomplishing the targeted sustainable production platform of 600,000 gold eq. ounces per year until at least 2030; planned activities in 2024 and future years at the Rainy River Mine and New Afton Mine, including planned development and exploration activities, and projected accuracy of timing and related expenses; the current and future financial performance of the Company as it relates to the prevailing price of gold; the continuation of prevailing commodity prices and exchange rates, and the continuation of operations performing in accordance with mine plans; anticipated factors impacting the Company’s liquidity and the continued review thereof; the Company’s ability to implement its near-term operational plan and to repay future indebtedness; planned continued advancement of C-Zone development at New Afton and the significant capital expenditures expected to result therefrom; the Company’s expectations regarding its liquidity position and its ability to fund its business objectives; the anticipated timing with respect to the Company’s contractual commitments becoming due; the sufficiency of the Company’s financial performance measures in evaluating the underlying performance of the Company; expectations that foreign exchange forward contracts will continue into the remainder of 2024; expectations regarding the management and mitigation of risk factors and the possible impacts on the Company; and the Company’s continued focus on the health, safety and well-being of its people.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs
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increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.
Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company’s dependence on the Rainy River Mine and New Afton Mine;
the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures;
failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both;
significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the
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Company’s supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company’s operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws

Technical Information
All scientific and technical information in this MD&A has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer of New Gold. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of NI 43-101.
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